Mail Stop 6010
      June 28, 2005

Mr. John D. Giolli
Chief Financial Officer
Millennium Cell Inc.
One Industrial Way West
Eatontown, NJ 07724


      Re:	Millennium Cell Inc.
      Form 10-K for the year ended December 31, 2004
      Form 8-K filed May 2, 2005
		File No. 000-31083

Dear Mr. Giolli:


      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 9

Results of Operations, page 10

1. We see that you have elected to present stock based compensation expense as a separate line item on the face of the income statement.
In view of the relative significance of this item, please expand your discussions of the various expense categories to also discuss variances in line items inclusive of related stock compensation charges in future filings.

Item 9A - Controls and Procedures, page 17

2. We note that your certifying officers disclose their
conclusions
as to the effectiveness of your disclosure controls and procedures "within 90 days prior to the filing date of this annual report." However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period
covered by the report."    Please revise future filings
accordingly.

Consolidated Statements of Operations, page F-4

3. We note you present stock based compensation expense as a separate line item on the face of your statement of operations. Revise to disclose how it is allocated to other line items right on the face of the statement. This can be done by parenthetically noting with the appropriate line item, like G&A, the amount of stock compensation charge that is excluded because it`s presented as a separate line item. Similar disclosures should accompany your Selected Financial
Data presentation on page 9.

4. As a related matter, we assume that none of the stock compensation charge would be allocated to cost of goods sold. If our assumption is not correct, that portion of the charge should be reclassified to the cost of sales section of the income statement. We will not object if you wish to break it out as a separate line item within that section. Please advise or revise in future filings.

Consolidated Statements of Stockholders` Equity, page F-5

5. Please revise future filings to show all equity issuances since inception as required by paragraph 11(d) of SFAS 7. Please disclose the following for each issuance:
* The date and number of shares of stock or other equity securities issued for cash or other consideration;
* The dollar amounts assigned to the consideration received; and
* The basis for assigning amounts to any non-cash consideration received.

Form 8-K filed May 2, 2005

6. We note that you present several non-GAAP measures, including "loss from operations - adjusted," "net loss - adjusted" and "net loss per share - adjusted," which have not been described to investors. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item
10 of Regulation S-K. Please revise your Form 8-K in future periods to include a discussion, in sufficient detail, of the following for each non-GAAP measure:
* The substantive reasons why management believes each non-GAAP measure provides useful information to investors;
* The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;
* The economic substance behind management`s decision to use each measure; and
* The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
`````
        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202)
551-3671 with any other questions.

      								Sincerely,


								Angela Crane
								Branch Chief



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Mr. John D. Giolli
Millennium Cell Inc.
June 28, 2005
Page 4